modbook inc

Modbook Inc
2017 Crowdfunding Campaign

Offering PitchDeck



August 2017

wefunder.com/modbook

modbook inc

Modbook Inc. - Transforming Mac Technologies

- Founded Feb. 2nd, 2012
- California C Corporation
- Headquarterd in Los Angeles, California
- Consumer electronics hardware solution manufacturer
- Building pen-enabled Mac tablet computer solutions, primarily designed for the Creative Industries
- Core product offering are enclosure conversion kits that transform a genuine Apple MacBook Pro notebook-style computer into a pen-enabled tablet-style computer



○ =smae clase ooo share as as purchased

modbook inc

Offering pursuant Section 4(a)(6) of the Securities Act

Class of shares offered:

- Non-voting common stock: for investments of less than USD $50,000
- Voting common stock: for investments of equal or more than USD $50,000

Up to 66,667 shares offered at USD $1.50 per share (maximum of USD $100,000)

- For investments of USD $10,000 or more, but less than USD $20,000, also issuing:
  - 1 Warrant to purchase, within 5 years, 1 share of common stock at USD $1.50
- For investments of USD $20,000 or more, also issuing:
  - 2 Warrants to purchase, each within 5 years, 1 share of common stock at USD $1.50

Up to 485,000 shares offered at USD $2.00 per share (maximum of USD $970,000)

- For investments of USD $10,000 or more, but less than USD $20,000, also issuing:
  - 1 Warrant to purchase, within 5 years, 1 share of common stock at USD $2.00
- For investments of USD $20,000 or more, also issuing:
  - 2 Warrants to purchase, each within 5 years, 1 share of common stock at USD $2.00

modbook inc

For additional information, or to make an investment

Visit our offering page here: wefunder.com/modbook

modbook inc

Thank You.